Filed Pursuant to Rule 424(b)(5)
Registration No. 333-160438

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.05 par value per share	$163,593,250(1)	$9,128.50(2)

Rights to purchase Series A Junior Participating Preferred Stock, $0.05 par value per share	—(3)	—(3)

(1)
Includes the offering price of shares of the registrant's common stock which may be purchased by the underwriters to cover overallotments.

(2)
Calculated in accordance with Rule 457(r) under the Securities Act of 1933, as amended.

(3)
One preferred share purchase right will attach to and trade with each share of the registrant's common stock. Those rights are also covered by this registration statement and the value attributed to them, if any, is reflected in the market price of the registrant's common stock.

PROSPECTUS

11,500,000 Shares

Regis Corporation

Common Stock

              We are offering 11,500,000 shares of our common stock, par value $0.05 per share.

              The shares are listed on the New York Stock Exchange under the symbol "RGS". On July 8, 2009, the last sale price of the shares as reported on the New York Stock Exchange was $12.37 per share.

              Investing in the common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$12.37	$142,255,000
Underwriting discount	$0.5411	$6,222,650
Proceeds, before expenses, to Regis Corporation	$11.8289	$136,032,350

              We have granted the underwriters an option to purchase up to 1,725,000 additional shares of common stock at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

              Concurrently with this offering of common stock, under a separate prospectus, we are offering $150,000,000 aggregate principal amount of 5% Convertible Senior Notes due 2014 (or $172,500,000 aggregate principal amount of 5% Convertible Senior Notes due 2014 if the overallotment option granted to the underwriters in that offering is exercised in full). Neither offering will be contingent on the completion of the other.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares will be ready for delivery on or about July 14, 2009. The underwriters expect to deliver the shares in book-entry only form through the facilities of The Depository Trust Company.

Joint Book-Running Managers

Merrill Lynch & Co.	Credit Suisse

The date of this prospectus is July 8, 2009.

              You should rely only on the information contained or incorporated by reference in this prospectus and any free writing prospectus required to be filed with the SEC. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus, any such free writing prospectus and the documents incorporated by reference herein or therein is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

ABOUT THIS PROSPECTUS

              Except as the context otherwise requires, or as otherwise specified or used in this prospectus, the terms "we," "our," "us," "the Company" and "Regis" refer to Regis Corporation and its subsidiaries.

              The distribution of this prospectus and the offering and sale of shares of our common stock in certain jurisdictions may be restricted by law. Persons who come into possession of this prospectus should inform themselves about and observe any such restrictions. This prospectus does not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

              You should not consider any information in this prospectus to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of shares of our common stock. We are not, and the underwriters are not, making any representation to you regarding the legality of an investment in our common stock by you under applicable investment or similar laws.

              You should read and consider all information contained or incorporated by reference in this prospectus before making your investment decision.

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SUMMARY

              This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Because this is a summary, it does not contain all of the information that may be important to you. For a more complete understanding of our business and this offering, you should read this entire prospectus, including the "Risk Factors" section, and the financial statements and other documents incorporated by reference in this prospectus.

The Company

              We are the hair care industry's global leader. As of March 31, 2009, we owned, franchised or held ownership interests in 12,800 worldwide locations, consisting of 10,046 company-owned and franchise salons, 95 hair restoration centers and approximately 2,700 locations in which we maintain an ownership interest of less than 100%. These world wide locations operate under concepts such as Supercuts, Jean Louis David, Sassoon, Regis Salons, MasterCuts, SmartStyle, Cost Cutters and Hair Club for Men and Women. These and other concepts are located in the U.S. and in fifteen other countries throughout North America and Europe.

              We are organized to manage our operations based on significant lines of business—salons and hair restoration centers. Salon operations are managed based on geographical location—North America and international. As of March 31, 2009, our North American salon operations were comprised of 7,552 company-owned salons and 2,038 franchise salons operating in the United States, Canada and Puerto Rico and our international operations were comprised of 456 company-owned salons. Our hair restoration centers, which operate under the trade name Hair Club for Men and Women, are located in the United States and Canada. During the nine months ended March 31, 2009, our sales totaled $1.8 billion, of which 75.8% was generated from service revenues, 22.6% was generated from product revenues, and 1.6% was generated from royalties and fees.

              We are incorporated in the State of Minnesota and have our principal executive office at 7201 Metro Boulevard, Edina, Minnesota 55439. Our telephone number is (952) 947-7777.

Competitive Strengths

              Industry Leading Hair Care Provider:    We believe we are the leading global provider of hair care and hair restoration services. With 12,800 worldwide locations at March 31, 2009, we believe we are approximately 10 times larger than our closest competitor based on revenues. We estimate that as of March 31, 2009, we held approximately two percent market share of the $160 billion to $170 billion global hair care industry.

              Compelling Portfolio of Salon Concepts:    The strength of our salon business is in the different demographics to which our salon concepts broadly appeal which allows flexibility and multiple salon concept placements in shopping centers and neighborhoods. Our various salon and product concepts operate in a wide range of retailing environments, including shopping malls, strip centers and Wal-Mart Supercenters. Although each concept generally targets the middle market customer, each attracts a different demographic with average tickets ranging from $16 to $40.

              Recognized Brand in Hair Restoration:    Our Hair Club for Men and Women centers are a well known brand in the industry that we believe customers associate with quality and safety. It is also one of the two largest hair restoration providers in the United States.

              Unique Customer Experience:    We believe we offer our customers consistent, high quality service and products. We are committed to meeting our customers' hair care needs by providing competitively priced services and products with professional and knowledgeable stylists. Our operations and marketing emphasize high quality services to create customer loyalty, to encourage referrals and to distinguish our salons from our competitors.

              Ability to Attract and Retain Stylists:    We have an extensive hands-on training program for our stylists which emphasizes both technical training in hairstyling and cutting, hair coloring, waving and hair treatment regimes as well as customer service and product sales. Our comprehensive training programs are designed to ensure that customers receive professional and quality services, which results in more repeat customers, referrals and product sales. Recruiting quality managers and stylists is essential to the establishment and operation of successful salons. We recruit or develop and promote from within those stylists that display initiative and commitment. We have been successful in recruiting capable managers and stylists. We believe that our compensation structure for salon managers and stylists is competitive within the industry. Stylists benefit from our high-traffic locations and receive a steady source of new business from walk-in customers.

              Economies of Scale:    Due to our size and number of locations, we believe that we have certain advantages which are not available to single location salons or small chains. We have developed a comprehensive point of sale system and centralized support system to maximize efficiencies across our portfolio of salons and hair restoration centers, that, among other benefits, helps us accumulate and monitor service and product sales trends and manage salon payroll costs via staffing. Additionally, our size and number of locations allow us to achieve purchasing synergies, national tenant status, enter into national contracts and gain efficiencies through operating a centralized back office function.

              Experienced Management Team:    Our executive management team, which is comprised of 6 senior executives, has an average of over 25 years of experience with our Company. We believe our management's depth of experience has been an important factor in our ability to grow our store base at a compound annual growth rate of 18% since fiscal 1994.

Key Growth Strategies

              Our growth strategy consists of two primary, but flexible, components. Through a combination of organic and acquisition growth, we seek to achieve our long-term objective of six to ten percent annual revenue growth. We anticipate that going forward the mix of organic and acquisition growth will be roughly equal. However, depending on several factors, including the ability of our salon development program to keep pace with the availability of real estate for new construction, hair restoration lead generation, the availability of attractive acquisition candidates and same-store sales trends, this mix will vary from year to year.

              Due to current economic conditions we have recently reduced the pace of our new store development and salon acquisitions. We expect to continue with our historical trend of building and/or acquiring 700 to 1,000 salons each year once the economy normalizes.

              We believe the following are key elements to our long term growth strategy:

              Continue Organic Salon Growth:    Organic salon revenue growth is achieved through the combination of new salon construction and salon same-store sales increases. We have salons in all major cities in the U.S. and have penetrated every viable U.S. market with at least one concept. However, because we have a variety of concepts, we can place several of our salons within any given market. Additionally, we believe our size and scale allows us to effectively manage rising labor costs and inflation, as well as to improve average ticket.

              Continue Salon Acquisitions:    With an estimated two percent worldwide market share as of March 31, 2009, we believe the opportunity to continue to make selective acquisitions exists. As the largest consolidator of salons as of that date, we can be selective about the acquisition opportunities we pursue. Furthermore, our infrastructure and scale provide us with the ability to identify attractive acquisition opportunities and allow us to meaningfully reduce costs of acquired salons. From fiscal year 1994 to March 31, 2009, we acquired 8,020 salons, net of franchise buybacks.

              Grow our Hair Restoration Business:    Our hair restoration center expansion strategy focuses on successfully converting new leads into customers at existing centers, broadening the menu of services and products at each location and, to a lesser extent, new center construction, as well as opportunistic acquisition growth. The hair restoration industry is comprised of a highly-fragmented group of approximately 4,000 locations. This landscape provides an opportunity for consolidation. Given the existing coverage of Hair Club for Men and Women locations, it is anticipated that transactions may involve the acquisition of customer lists, rather than physical locations.

Recent Developments

              In connection with this offering and the concurrent convertible senior notes offering, we have undertaken several initiatives aimed at reequitizing and deleveraging our balance sheet. We have amended our revolving credit facility and term loan facility and private shelf facility in order to provide relief with respect to certain covenants, particularly by lowering our fixed charge coverage ratio requirement from 1.5 to 1.3 times. As of March 31, 2009, our fixed charge coverage ratio was 1.61 times. As a result of the amendments, the capacity under our revolving credit facility has been reduced from $350 million to $300 million and we expect the coupon rate on our credit facilities and private placement notes to initially increase by a range of 0% to 1.75%, with an expected weighted average increase of 1.1%. Additionally, we plan to use the net proceeds of these offerings to repay $267 million aggregate principal amount of certain of our outstanding senior notes. We have negotiated to prepay these notes with a premium over their principal amount that is less than the current make-whole premium. We believe that these initiatives strengthen our balance sheet, improve our leverage ratios and provide additional flexibility to resume our long-term growth strategy when the economy recovers or when customer visitation patterns normalize. These initiatives are contingent upon the completion of this and the concurrent note offerings and certain other conditions in the amendments.

              Our consolidated revenues decreased 2.5% in the fourth fiscal quarter of 2009 to $625 million, compared to $641 million a year ago. As expected, our fourth quarter total same-store sales decreased 4.0%. Our fiscal year 2009 same-store sales decreased 3.1%.

              We believe that our total debt at the end of fiscal 2009 is expected to be between $635 million and $650 million, significantly below the previously announced goal of $700 million. Our debt was $807 million as of September 30, 2008. The debt reduction was primarily the result of reducing overhead expenses, efficiently managing working capital and international cash balances, and reducing capital expenditures for new stores and acquisitions.

              Certain items may result in non-cash charges in our fourth quarter. We are implementing an initiative to improve U.K. profitability by closing underperforming salons. The economy has been particularly hard on our U.K. operations and there are up to 80 unprofitable salons which we are now attempting to close. We believe the closure of these salons will add to our future profitability. We expect to record a non-cash fixed asset write-off in the fourth quarter of approximately $3.5 million related to these closures. Also, we have a 30% ownership interest in Provalliance, the largest operator and franchisor of hair salons on the European continent. Until recently, this business had been fairly resilient to the economic slow down; however, in more recent periods the economy has had a significant impact and we are now expecting the economy to negatively impact the Provalliance results of operations for 2009, which may result in a non-cash charge which may be material to this investment. In addition, the earnings of Provalliance, and our reported non-cash 30% equity interest in earnings reported in the fourth quarter, are expected to be well below our historical reported results and our initial expectations. The Provalliance results are reported in our income statement as an equity investment below operating income.

              The following tables list our fourth quarter and fiscal year revenue and same store sales information:

    Fourth Quarter Revenues:

              Premier Salons Beauty, Inc. ("Premier") purchased Trade Secret, Inc. from us on February 16, 2009. The agreement included a provision that we will supply product to Premier at cost for a transition period of approximately six months following the date of the sale, with possible extension to not more than eleven months. Reported fourth quarter 2009 North American product revenues include $20 million of sales to Premier at our cost. These sales favorably impacted our consolidated total revenue growth by 3.1% and consolidated product revenue growth by 14.3%.

	For the Three Months Ended June 30, 2009
	Salons
	North America	International	Hair Restoration Centers	Consolidated
	(Dollars in thousands)
Revenues:
Service	$416,521	$33,593	$16,540	$466,654
Product	97,188	12,387	18,727	128,302
Product sold to Premier	19,640	—	—	19,640
Royalties and fees	9,492	—	631	10,123

Total	$542,841	$45,980	$35,898	$624,719

	For the Three Months Ended June 30, 2008
	Salons
	North America	International	Hair Restoration Centers	Consolidated
	(Dollars in thousands)
Revenues:
Service	$428,518	$46,954	$16,259	$491,731
Product	102,402	16,799	18,502	137,703
Royalties and fees	10,127	—	977	11,104

Total	$541,047	$63,753	$35,738	$640,538

    Fourth Quarter Same-Store Sales:

	For the Three Months Ended June 30,
	2009			2008
	Service	Retail	Total	Service	Retail	Total
Regis Salons	-10.0%	-16.2%	-11.0%	-0.1%	-5.1%	-0.9%
MasterCuts	-1.8	-7.6	-2.8	5.9	-6.9	3.4
Supercuts	1.1	-0.1	1.0	4.4	3.1	4.3
Promenade	-3.6	-9.4	-4.2	3.2	2.8	3.1
SmartStyle	0.3	-0.5	0.1	6.5	-2.1	3.6

Domestic Same-Store Sales	-3.5%	-5.8%	-3.9%	3.4%	-2.0%	2.4%

International Same-Store Sales	-7.3%	-4.9%	-6.6%	-4.6%	-4.3%	-4.5%

Hair Restoration Same-Store Sales	-2.3%	-0.5%	-1.4%	3.7%	2.0%	2.8%

Consolidated Same-Store Sales	-3.7%	-5.0%	-4.0%	2.7%	-1.9%	1.7%

              International same-store sales for the quarter represent the 16-week period ended June 27, 2009 versus the 16-week period ended June 28, 2008.

    Fiscal Year Revenues:

              Premier purchased Trade Secret, Inc. from us on February 16, 2009. The agreement included a provision that we will supply product to Premier at cost for a transition period of approximately six months following the date of the sale, with possible extension to not more than eleven months. Reported fiscal year 2009 North American product revenues include $32 million of sales to Premier at our cost. These sales favorably impacted our consolidated total revenue growth by 1.3% and consolidated product revenue growth by 5.8%.

	For the 12 Months Ended June 30, 2009
	Salons
			Hair Restoration Centers
	North America	International		Consolidated
	(Dollars in thousands)
Revenues:
Service	$1,646,258	$122,672	$65,138	$1,834,068
Product	402,124	48,901	72,795	523,820
Product sold to Premier	32,237	—	—	32,237
Royalties and fees	37,114	—	2,509	39,623

Total	$2,117,733	$171,573	$140,442	$2,429,748

	For the 12 Months Ended June 30, 2008
	Salons
			Hair Restoration Centers
	North America	International(1)		Consolidated
	(Dollars in thousands)
Revenues:
Service	$1,635,238	$165,379	$61,873	$1,862,490
Product	414,909	67,078	69,299	551,286
Royalties and fees	39,599	23,606	4,410	67,615

Total	$2,089,746	$256,063	$135,582	$2,481,391

(1)
On January 31, 2008, we merged our continental European franchise salon operations with the Franck Provost Salon Group.

    Fiscal Year Same-Store Sales:

	For the 12 Months Ended June 30,
	2009			2008
	Service	Retail	Total	Service	Retail	Total
Regis Salons	-8.2%	-13.3%	-9.0%	0.7%	0.0%	0.5%
MasterCuts	-0.2	-8.3	-1.7	3.5	-6.5	1.5
Supercuts	1.0	-1.2	0.7	4.4	-1.0	3.8
Promenade	-1.8	-5.0	-2.2	2.7	1.8	2.6
SmartStyle	1.2	-2.2	0.1	3.6	-2.1	1.7

Domestic Same-Store Sales	-2.3%	-5.6%	-2.9%	2.6%	-1.4%	1.8%

International Same-Store Sales	-8.0%	-5.5%	-7.2%	-5.1%	-2.7%	-4.3%

Hair Restoration Same-Store Sales	-0.3%	-1.3%	-0.8%	5.1%	5.3%	5.2%

Consolidated Same-Store Sales	-2.5%	-5.1%	-3.1%	2.2%	-0.8%	1.5%

              International same-store sales for the year represent the 52-week period ended June 27, 2009 versus the 52-week period ended June 28, 2008.

Concurrent Convertible Senior Notes Offering

              Concurrently with this offering, under a separate prospectus, dated the date hereof, we are offering $150 million aggregate principal amount ($172.5 million aggregate principal amount if the underwriters exercise their overallotment option with respect to that offering in full) of convertible senior notes due 2014, which we refer to as the convertible senior notes, in an underwritten public offering. The notes will bear interest at a rate of 5% per year, payable semiannually in arrears on January 15 and July 15 of each year, beginning on January 15, 2010. The notes will mature on July 15, 2014. The initial conversion rate will be 64.6726 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $15.46 per share of common stock).

              Neither the completion of the concurrent convertible senior notes offering nor this offering is contingent on the completion of the other.

              Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any convertible senior notes in the concurrent offering.

The Offering

              The summary below contains basic information about our common stock and this offering and is not intended to be complete. You should read this entire prospectus and the documents incorporated by reference herein, including the financial statements and related notes, before making an investment in our common stock. The "Description of Capital Stock" section of this prospectus contains a more detailed description of our common stock. For purposes of this portion of the Summary, references to "the Company," "we," "our" and "us" refer only to Regis Corporation, and not to its subsidiaries.

Issuer	Regis Corporation, a Minnesota corporation
New York Stock Exchange Market Symbol	RGS
Common Stock Offered	11,500,000 shares(1)
Common Stock Outstanding After This Offering	55,381,364 shares(2)
Risk Factors

For a discussion of the factors you should carefully consider before deciding to invest in the notes, see "Risk Factors" beginning on page 10 of this prospectus, under "Item 1A.—Risk Factors" in our most recent Annual Report on Form 10-K and under "Item 1A.—Risk Factors" in each subsequently filed Quarterly Report on Form 10-Q, which documents are incorporated by reference into this prospectus.

Use of Proceeds

We estimate that the net proceeds from this offering will be approximately $136.032 million ($156.437 million if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount and before estimated expenses payable by us. We plan to use the net proceeds from this offering, along with the net proceeds from our concurrent convertible senior notes offering, to repay portions of our indebtedness. Any remaining proceeds will be used to repay outstanding amounts under our revolving credit facility and for general corporate purposes. See "Use of Proceeds."

U.S. Federal Income Tax Consequences

You should consult your tax advisor with respect to the U.S. federal income tax consequences of the purchase, ownership, and disposition of shares of our common stock in light of your own particular situation and with respect to any tax consequences arising under the laws of any state, local, foreign or other taxing jurisdiction. See "Certain United States Federal Income Tax Consequences."

(1)
Excludes 1,725,000 shares issuable upon the exercise of the underwriters' overallotment option.

(2)
The number of shares of our common stock outstanding after this offering is based on the number of shares outstanding as of June 30, 2009. This number excludes 1,725,000 shares issuable upon the exercise of the underwriters' overallotment option and excludes 1,417,675 shares of common stock issuable upon exercise of outstanding stock options and any shares of common stock issuable upon conversion of the convertible senior notes offered in the concurrent offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

              The following summary historical consolidated financial data as of and for each of the years in the three-year period ended June 30, 2008 has been derived from our audited consolidated financial statements. The summary historical consolidated financial data as of and for the nine-month periods ended March 31, 2009 and 2008 has been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of such financial statements in all material respects. The results for any interim period are not necessarily indicative of the results that may be expected for a full year or any future period.

              This information is only a summary. You should read the data set forth in the table below in conjunction with our audited consolidated financial statements and the accompanying notes, the unaudited financial statements and accompanying notes and the respective Management's Discussion and Analysis of Financial Condition and Results of Operations contained in our Current Report on Form 8-K filed on July 6, 2009 and in our Quarterly Reports on Form 10-Q for the interim periods ended December 31, 2008 and March 31, 2009, respectively, each of which is incorporated by reference in this prospectus.

	Nine Months Ended March 31,		Years Ended June 30,
	2009	2008	2008	2007	2006
	(dollars in thousands, except per share data)
Operating data:
Revenues	$1,805,041	$1,840,853	$2,481,391	$2,373,338	$2,168,002
Cost of service	783,380	783,760	1,062,559	988,946	902,627
Cost of product	204,914	198,708	264,391	258,263	240,119
Site operating expenses	145,886	140,916	184,769	190,614	180,950
General and administrative	219,887	244,141	321,563	317,723	284,994
Rent	259,846	266,102	361,476	341,822	310,774
Depreciation and amortization	82,171	83,495	113,293	111,464	103,074
Goodwill impairment	41,661	—	—	23,000	—
Lease termination costs	2,836	—	—	—	—
Terminated acquisition income, net	—	—	—	—	33,683
Operating income	64,460	123,731	173,340	141,506	179,147
Interest expense	30,782	33,495	44,279	41,647	34,913
Interest income and other, net	6,513	6,074	8,173	5,053	621
Income taxes	29,008	37,681	54,182	37,173	51,592
Equity in income of affiliated companies, net of income taxes	142	690	849	—	—

Income from continuing operations	11,325	59,319	83,901	67,739	92,903
(Loss) income from discontinued operations, net of income taxes	(131,237)	2,804	1,303	15,431	16,675

Net (loss) income	$(119,912)	$62,123	$85,204	$83,170	$109,578

Net (loss) income per share:
Basic:
Income from continuing operations	$0.26	$1.37	$1.94	$1.51	$2.06
(Loss) income from discontinued operations, net of income taxes	(3.06)	0.06	0.03	0.35	0.37

Net (loss) income per share, basic	$(2.80)	$1.43	$1.97	$1.86	$2.43

Diluted:
Income from continuing operations	$0.26	$1.36	$1.92	$1.48	$2.00
(Loss) income from discontinued operations, net of income taxes	(3.05)	0.06	0.03	0.34	0.36

Net (loss) income per share, diluted	$(2.79)	$1.42	$1.95	$1.82	$2.36

	Nine Months Ended March 31,		Years Ended June 30,
	2009	2008	2008	2007	2006
	(dollars in thousands, except per share data)
Weighted average common and common equivalent shares outstanding:
Basic:	42,863	43,303	43,157	44,723	45,168
Diluted:	42,966	43,831	43,587	45,623	46,400
Cash dividends declared per common share	$0.12	$0.12	$0.16	$0.16	$0.16
Other financial data:
Capital expenditures	$64,039	$64,696	$85,799	$90,079	$119,914
Ratio of earnings to fixed charges	2.36	3.87	4.08	3.48	5.06
Balance sheet data as of period end:
Cash and cash equivalents(1)	$57,063	$136,289	$127,627	$184,785	$135,397
Working capital	28,576	(25,839)	(62,371)	(13,568)	38,811
Property and equipment, net	407,660	489,401	481,851	494,085	483,764
Total assets(2)	1,927,832	2,236,485	2,235,871	2,132,114	1,985,324
Total debt(1)	701,607	799,155	764,747	709,231	622,269
Shareholders' equity(2)	783,451	951,919	976,186	913,308	871,407

(1)
The decrease in cash and cash equivalents as of March 31, 2009 relates to the repatriation of approximately $70 million under the recently expanded Internal Revenue Service ruling allowing us to borrow on a short-term basis from our international subsidiaries. These amounts were used to pay down debt.

(2)
Our Trade Secret concept was sold on February 16, 2009 which reduced both shareholders' equity and total assets by $183.1 million as of March 31, 2009.

RISK FACTORS

              Any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained or incorporated by reference into this prospectus before deciding whether to purchase shares of our common stock. In addition, you should carefully consider, among other things, the matters discussed under "Item 1A.—Risk Factors" in our most recent Annual Report on Form 10-K, the matters discussed under "Item 1A.—Risk Factors" in each of our subsequently filed Quarterly Reports on Form 10-Q, and information in other documents that we file with the SEC, which are incorporated by reference into this prospectus. The risks and uncertainties described in such incorporated documents and described below are not the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of those risks actually occurs, our business, financial condition and results of operations would suffer. In that event, the trading price of our common stock could decline. The risks discussed in the documents incorporated by reference and below also include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements. See "Forward-Looking Statements." As used below under "—Risks Related to our Common Stock," "we," "our" and "us" refer to Regis Corporation and not to any of its consolidated subsidiaries.

 Risks Related to our Business and Industry

Our business and our industry are affected by cyclical and global economic factors, including the risk of a prolonged recession.

              Our financial results are substantially dependent upon overall economic conditions in the United States and in Europe. A prolonged or a deepening recession in the United States, or globally, could substantially further decrease the demand for our products and services below current levels and adversely affect our business. Our industry has historically been vulnerable to significant declines in consumption and product and service pricing during prolonged periods of economic downturn such as at present.

              Recessions and other periods of economic dislocation typically result in a lower level of discretionary income for consumers. To the extent discretionary income declines, consumers may be more likely to reduce discretionary spending. This could result in our salon customers foregoing salon treatments or using home treatments as a substitute. It could also result in our hair restoration patients decreasing the amount spent on hair restoration treatments.

              The current economic downturn has affected our financial results for the fiscal year ended June 30, 2009. Our comparable same store sales results for the nine months ended March 31, 2009 declined 2.8% compared to the nine months ended March 31, 2008 and 4% for the three months ended June 30, 2009 compared to the three months ended June 30, 2008. During the fiscal year ended June 30, 2009 the fair value of our stock declined such that it began trading below our book value per share. Also, we impaired $41.7 million of goodwill associated with our salon concepts in the United Kingdom during the three months ended December 31, 2008. If the economic downturn continues to result in negative same store sales and we are unable to offset the impact with operational savings our financial results may be further affected and we may be required to take impairment charges and to impair certain long-lived assets, goodwill and investments, including our 30% interest in Provalliance and such impairments could be material to our consolidated balance sheet and results of operations.

Changes in our key relationships may adversely affect our business and our operating results.

              We maintain key relationships with certain companies, including Wal-Mart. Termination or modification of any of these relationships, including Wal-Mart, could significantly reduce our revenues and have a material and adverse impact on our business, our operating results and our ability to grow.

 Risks Related to our Common Stock

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

              The market price of our common stock has experienced, and may continue to experience, significant volatility. Between January 1, 2008 and July 8, 2009, the trading price of our common stock on the New York Stock Exchange has ranged from a low of $8.21 per share to a high of $31.96 per share. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our common stock. These risks include those described or referred to in this "Risk Factors" section and in the other documents incorporated herein by reference as well as, among other things:

  •
  our operating and financial performance and prospects;

  •
  our ability to repay our debt;

  •
  investor perceptions of us and the industry and markets in which we operate;

  •
  our dividend policy;

  •
  future sales of equity or equity-related securities;

  •
  changes in earnings estimates or buy/sell recommendations by analysts; and

  •
  general financial, domestic, international, economic and other market conditions.

              In addition, the stock market in recent years has experienced significant price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our common stock, regardless of our operating performance. Furthermore, stockholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management. As a result of these factors, among others, the value of your investment may decline because a decrease in the market price of our common stock would likely adversely impact the trading price of the notes.

Future sales of shares of our common stock may depress its market price.

              In addition to the shares of our common stock we are selling in this offering, we may, in the future, sell additional shares of our common stock to raise capital. Sales of substantial amounts of additional shares of common stock, including the shares of common stock in this offering, shares that may be sold by shareholders, shares of common stock underlying the convertible senior notes we are concurrently offering and shares issuable upon exercise of outstanding options as well as sales of shares that may be issued in connection with future acquisitions or for other purposes, including to finance our operations and business strategy or to adjust our ratio of debt-to-equity, or the perception that such sales could occur, may have a harmful effect on prevailing market prices for our common stock and our ability to raise additional capital in the financial markets at a time and price favorable to us. The price of our common stock could also be affected by possible sales of our common stock by investors who view the convertible senior notes being offered concurrently with this offering as a more attractive means of equity participation in our company and by hedging or arbitrage trading activity that we expect will develop involving our common stock.

Dividends on our common stock could be reduced or eliminated in the event of material future deterioration in business conditions.

              Although we have historically paid a quarterly cash dividend to the holders of our common stock, holders of our common stock are not entitled to receive dividends. The downturn in the domestic and global economies could cause our board of directors to consider, among other things, reducing dividends paid on our common stock. This could adversely affect the market price of our common stock.

Anti-takeover provisions could negatively impact holders of our common stock.

              Certain provisions of our restated articles of incorporation, as amended, our bylaws, our rights agreement and Minnesota law may delay or make more difficult acquisitions or changes of control of our Company not approved by our board of directors. These provisions also make it more difficult for third parties to replace our management without the concurrence of our board of directors. In addition, "change of control" provisions in our stock option plans and other equity incentive plans and in our employment agreements and arrangements may result in an acceleration of amounts payable thereunder, and may also have the effect of delaying or making more difficult an acquisition or change of control. All of these provisions could have the effect of discouraging third parties from making proposals that holders of our common stock may otherwise consider to be in their best interests, including tender offers or attempts that might allow holders of our common stock to receive premiums over the market price of their common stock. See "Description of Capital Stock—Anti-Takeover Provisions" and "Description of Capital Stock—Rights Agreement."

 FORWARD-LOOKING STATEMENTS

              This prospectus and the documents incorporated by reference in this prospectus contain or may contain "forward-looking statements" within the meaning of federal securities laws, including statements concerning anticipated future events and expectations that are not historical facts. These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this prospectus reflect management's best judgment at the time they are made, but all such statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those expressed in or implied by the statements included or incorporated by reference in this prospectus. Such forward-looking statements are often identified in this prospectus and the documents incorporated by reference in this prospectus by use of words including, but not limited to, "may," "believe," "project," "forecast," "expect," "estimate," "anticipate" and "plan."

              The following factors could affect our actual results and cause such results to differ materially from those expressed in forward-looking statements. These factors include:

  •
  competition within the personal hair care industry, which remains strong, both domestically and internationally;

  •
  price sensitivity;

  •
  changes in economic conditions, and in particular, continued weakness in the U.S. and global economies;

  •
  changes in consumer tastes and fashion trends;

  •
  labor and benefit costs;

  •
  legal claims;

  •
  risk inherent to international development (including currency fluctuations);

  •
  the continued ability of Regis and its franchisees to obtain suitable locations and financing for new salon development and to maintain satisfactory relationships with landlords and other licensors with respect to existing locations;

  •
  governmental initiatives such as minimum wage rates, taxes and possible franchise legislation;

  •
  the ability of Regis to successfully identify, acquire and integrate salons that support its growth objectives;

  •
  the ability of Regis to maintain satisfactory relationships with suppliers; and

  •
  other factors not listed above.

              Our ability to increase our revenue is dependent on salon acquisitions, new salon construction and same-store sales increases, all of which are affected by many of the aforementioned risks. Additional information concerning potential factors that could affect future financial results is set forth in "Risk Factors" in this prospectus, under "Item 1A.—Risk Factors" in our most recent Annual Report on Form 10-K and under "Item 1A.—Risk Factors" in each subsequently filed Quarterly Report on Form 10-Q. Any forward looking statement which we make in this prospectus or in any of the documents that are incorporated by reference herein speaks only as of the date of such statement. Comparisons of results between current and any prior periods are not intended to express any future trends or indications of future performance, unless expressed as such, and should only be viewed as historical data. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made in our subsequent annual and periodic reports filed with the SEC.

USE OF PROCEEDS

              We estimate that the net proceeds from this offering will be approximately $136.032 million ($156.437 million if the underwriters' overallotment option is exercised in full), after deducting the underwriting discount but before taking into account expenses payable by us.

              We estimate that the net proceeds from our concurrent convertible senior notes offering will be approximately $145.5 million ($167.325 million if the underwriters' overallotment option in that offering is exercised in full), after deducting the underwriting discount but before taking into account expenses payable by us in that offering.

              We plan to use approximately $277 million of the net proceeds from this offering, along with the net proceeds from our concurrent common stock offering, to repay $267 million aggregate principal amount of our outstanding fixed rate 7.20% Senior Notes, Series B, due 2012, 4.97% Senior Notes, Series 2005-A, Tranche 1, due 2013, and 5.20% Senior Notes, Series 2005-A, Tranche 2, due 2015 and our outstanding Floating Rate Senior Notes, Series 2005-B, Tranche 1, due 2015 (which currently bear interest at 1.12% per annum) and Floating Rate Senior Notes, Series 2005-B, Tranche 2, due 2013 (which currently bear interest at 1.15% per annum). The fixed rate notes are being repaid with a premium over the principal amount that is less than the current make-whole premium. In connection with the repayment of the floating rate senior notes, Regis expects to incur an expense of approximately $3.6 million related to the early settlement of certain interest rate swaps.

              We intend to use the remaining net proceeds, if any, to pay down outstanding borrowings under our revolving credit facility (which bear interest at one week LIBOR plus 250 basis points) and for general corporate purposes.

              Neither the completion of this offering nor the completion of our concurrent offering of convertible senior notes is contingent on the completion of the other. Nothing in this prospectus should be construed as an offer to sell, or the solicitation of an offer to buy, any convertible senior notes in the concurrent offering.

 CAPITALIZATION

              The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2009 on:

  •
  an actual historical basis;

  •
  an as adjusted basis to give effect to the receipt of the net proceeds from this offering and the application of such net proceeds to repay portions of our indebtedness, as described under "Use of Proceeds;" and

  •
  an as further adjusted basis to give further effect to the receipt of the net proceeds from our concurrent offering of convertible senior notes and the application of such net proceeds to repay portions of our indebtedness, as described under "Use of Proceeds."

              This information should be read in conjunction with our consolidated financial statements, including the notes thereto, and other financial information pertaining to us included in our Current Report on Form 8-K filed on July 6, 2009 and in our Quarterly Reports on Form 10-Q for the interim periods ended December 31, 2008 and March 31, 2009, respectively, each of which is incorporated by reference in this prospectus. The information set forth below takes into account our offering and certain related expenses but assumes no exercise by the underwriters of their respective overallotment options granted pursuant to this offering and the concurrent offering of our convertible senior notes.

	As of March 31, 2009
	Actual	As Adjusted		As Further Adjusted
	(dollars in thousands)
Cash and cash equivalents	$57,063	$54,264	(1)	$53,375	(1)

Credit agreements
Revolving credit facility	$64,900	$64,900		$64,900
Term loan facility	85,000	85,000		85,000
Other obligations
8.39% Series I Senior Notes due 2010	12,500	12,500		12,500
4.69% Series J Senior Notes due 2013	21,429	21,429		21,429
4.65% Series L Senior Notes due 2009	30,000	30,000		30,000
4.86% Series M Senior Notes due 2010	30,000	30,000		30,000
6.01% Series N Senior Notes due 2010	25,000	25,000		25,000
6.05% Series O Senior Notes due 2017	50,000	50,000		50,000
6.05% Series P Senior Notes due 2017	75,000	75,000		75,000
7.20% Senior Notes, Series B, due 2012	67,000	34,388		—
4.97% Senior Notes, Series 2005-A, Tranche 1, due 2013	30,000	15,398		—
5.20% Senior Notes, Series 2005-A, Tranche 2, due 2015	70,000	35,928		—
Floating Rate Senior Notes, Series 2005-B, Tranche 1, due 2013	70,000	35,928		—
Floating Rate Senior Notes, Series 2005-B, Tranche 2, due 2015	30,000	15,398		—
5% convertible senior notes due 2014(2)	—	—		150,000
Capital leases and other	40,778	40,778		40,778

Total debt	701,607	571,647		584,607
Common stock, $0.05 par value; issued and outstanding 43,202,231 common shares at March 31, 2009, actual; issued and outstanding 54,702,231 common shares at March 31, 2009, as adjusted and as further adjusted	2,160	2,735		2,735
Additional paid in capital(3)	152,028	286,998		286,998
Other accumulated comprehensive loss	25,560	25,560		25,560
Retained earnings(4)	603,703	598,955		593,949

Total shareholders' equity	783,451	914,248		909,242

Total capitalization	$1,485,058	$1,485,895		$1,493,849

(1)
Takes into account underwriting discounts and commissions, the make-whole payments and expenses relating to the early settlement of certain interest rate swaps associated with the repayment of our outstanding notes as described under "Use of Proceeds," as well as fees and expenses associated with the repurchase of those notes and the amendments to our credit facility.

(2)
Under FSP APB 14-1 Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion (Including Partial Cash Settlement) (FSP APB 14-1), which we adopted on July 1, 2009, an estimated debt discount would have been recorded for the convertible senior notes, reducing the outstanding debt amounts and increasing shareholders' equity. This discount is not reflected in the amount shown in the table above as we had not adopted FSP APB 14-1 as of March 31, 2009. FSP APB 14-1 will be applicable to periods following July 1, 2009.

(3)
Takes into account the underwriting discount for the common stock offering and related expenses.

(4)
Retained earnings is impacted by approximately $10 million of make-whole payments, $3.6 million related to the early settlement of certain interest rate swaps, $0.9 million related to the write off of deferred financing fees and other related fees of $1.0 million. The after tax impact of such adjustments totals $9.7 million.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

              Our common stock is listed on the New York Stock Exchange under the symbol "RGS". The following table shows the quarterly range of the high and low sale prices for our common stock as reported by the New York Stock Exchange and the dividend we paid per share of common stock in each of our fiscal periods as indicated.

	Common Stock Market Price
			Dividends Declared
	High	Low
2007
First Quarter	$37.64	$32.32	$0.04
Second Quarter	40.45	35.33	0.04
Third Quarter	43.35	38.60	0.04
Fourth Quarter	41.82	37.55	0.04
2008
First Quarter	$39.13	$30.38	$0.04
Second Quarter	34.96	26.31	0.04
Third Quarter	28.40	22.20	0.04
Fourth Quarter	31.39	26.32	0.04
2009
First Quarter	$31.96	$24.34	$0.04
Second Quarter	27.83	8.21	0.04
Third Quarter	16.02	9.81	0.04
Fourth Quarter	20.36	13.94	0.04
2010
First Quarter (through July 8, 2009)	$18.46	$12.15	$—

              The last reported sale price of our common stock on the New York Stock Exchange on July 8, 2009 was $12.37 per share. As of June 30, 2009, there were 43,881,364 shares of our common stock outstanding held by approximately 1,458 shareholders of record. Such number of record owners was determined from our shareholder records and does not include beneficial owners of our common stock held in the name of various security holders, dealers and clearing agencies.

              Holders of our common stock are entitled to receive such dividends as our board of directors from time to time may declare out of funds legally available therefore. Our board of directors has no obligation to declare dividends under Minnesota law, our restated articles of incorporation, as amended, or our bylaws. Any determination by our board of directors to pay dividends in the future will be based on various factors, including economic conditions and our financial condition, results of operations and current and anticipated cash needs.

 DESCRIPTION OF CAPITAL STOCK

              The following is a description of our capital stock. This description is not complete, and we qualify this description by referring to our restated articles of incorporation, as amended, and our bylaws, both of which we incorporate by reference in this prospectus, and to the laws of the state of Minnesota.

Capital Stock

              Regis currently has 100,000,000 shares of authorized capital stock, par value $0.05 per share and our board of directors has the power and authority to fix by resolution the designation, class, series and rights and preferences of the capital stock. As of June 30, 2009, 43,881,364 shares of Regis common stock were issued and outstanding and no shares of Regis preferred stock were issued and outstanding. 2,000,000 shares of preferred stock have been designated as Series A Junior Participating Preferred Stock, par value $0.05 per share, in connection with our rights agreement (as described below), although none of these shares have been issued or are outstanding.

    Common Stock

              Voting Rights.    The holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Our restated articles of incorporation, as amended, do not provide for cumulative voting in the election of directors and, thus, holders of a majority of the shares of our common stock may elect all of the directors standing for election as long as no other class or series of stock is outstanding.

              Dividends Rights.    All holders of shares of our common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors in its discretion from funds legally available therefor.

              Liquidation Rights.    In the event of our liquidation, dissolution or winding-up, the holders of shares of our common stock are entitled to receive ratably the net assets of Regis that are available after the payment of all debts and liabilities, subject to the distribution rights of shares of preferred stock, if any, then outstanding.

              Listing.    Regis common stock is currently traded on the New York Stock Exchange under the symbol "RGS".

              Other Matters.    Pursuant to our restated articles of incorporation, as amended, no shareholder has any preferential, preemptive or other rights of subscription to any shares of Regis allotted or sold or to be allotted or sold, or to any obligations or securities convertible into any class or series of Regis, nor any right of subscription to any part thereof.

    Preferred Stock

              Ability to Issue Preferred Stock in Series.    Our restated articles of incorporation, as amended, give our board of directors the power and authority to fix by resolution any designation, class, series, voting power, preference, right, qualification, limitation, restriction, dividend, time and price of redemption, and conversion rights with respect to any of our shares.

Anti-Takeover Provisions

              Our restated articles of incorporation, as amended, our bylaws and Minnesota law contain certain provisions that may discourage an unsolicited takeover of Regis or make an unsolicited takeover of Regis more difficult. The following are some of the more significant anti-takeover provisions that are applicable to us:

              Mergers and other Transactions with 10% Shareholders.    Our restated articles of incorporation, as amended, provide that, in addition to any vote required by law, any merger of Regis with or into any 10% shareholder or any exchange, lease, transfer or other disposition of all or substantially all of Regis' property or assets with or to any 10% shareholder, or any adoption of any plan for the liquidation of Regis, shall require the affirmative vote of the holders of at least 80% of the outstanding shares of Regis entitled to vote. The foregoing restriction does not apply to transactions unanimously approved by the directors of Regis who were directors before the 10% shareholder became a 10% shareholder or successor directors designated by a majority of such directors or their direct or indirect designated successors.

              Special Meetings of Shareholders; Shareholder Action by Unanimous Written Consent; Advance Notice of Shareholder Nomination and Business.    Minnesota law provides that special meetings of our shareholders may be called by our chief executive officer, our chief financial officer, two or more directors, or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or effect a business combination, including any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. Minnesota law also provides that action may be taken by shareholders without a meeting only by unanimous written consent. Our bylaws provide an advanced written notice procedure with respect to shareholder proposals of business and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

              Control Share Provision.    Under Minnesota law, the control share provision is triggered by the acquisition or proposed acquisition of stock resulting in such person's having (i) at least 20% but less than 33 1/3%, (ii) at least 33 1/3% but less than or equal to 50%, or (iii) over 50% of a corporation's voting power in the election of directors, which we refer to as a control share acquisition. Shares acquired in a control share acquisition that exceed the applicable threshold have no voting rights unless such rights are approved by both (a) the affirmative vote of the holders of a majority of the shares entitled to vote, including shares held by the acquiring person, and (b) the affirmative vote of the holders of a majority of the shares entitled to vote, excluding any shares held by the acquiring person, officers of the corporation or those non-officer employees, if any, who are also directors of the corporation. The control share provision applies to any corporation that has not expressly provided to the contrary in its articles or in its bylaws approved by its shareholders. Regis has not opted out of this provision.

              Business Combination Provision.    Under Minnesota law, a corporation may not engage in a "business combination" with an "interested shareholder" or any of its affiliates or associates for a period of four years after the share acquisition by the interested shareholder, unless the transaction has been approved in advance by the affirmative vote of a majority of a committee consisting of one or more "disinterested" directors in accordance with the provisions of Minnesota law. An "interested shareholder" is defined generally to include a beneficial owner of 10% or more of the voting power of a corporation. A "business combination" includes a merger or statutory share exchange, or a sale or other disposition of assets having an aggregate market value equal to 10% or more of the consolidated assets of the corporation or the aggregate market value of the outstanding stock or 10% or more of consolidated earning power or net income of the corporation. The business combination provision applies to any corporation that has not expressly provided to the contrary in its articles or in its bylaws. Regis has not opted out of this provision.

              Takeover Offer; Fair Price.    Under Minnesota law, an offeror may not acquire shares of a publicly held corporation within two years following the last purchase of shares pursuant to a takeover offer with respect to that class, including, but not limited to, acquisitions made by purchase, exchange, merger, consolidation, partial or complete liquidation, redemption, reverse stock split, recapitalization, reorganization, or any other similar transaction, unless (i) the acquisition is approved by a committee of the board's disinterested directors (as defined under Minnesota law for this purpose) before the purchase of any shares by the offeror pursuant to the earlier takeover offer, or (ii) shareholders are afforded, at the time of the proposed acquisition, a reasonable opportunity to dispose of the shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer.

              Greenmail Restrictions.    Under Minnesota law, a corporation is prohibited from buying shares from a greater than 5% shareholder who has held the shares for less than two years at an above-market price unless the purchase is approved by holders of a majority of the outstanding shares entitled to vote or the corporation makes an equal or better offer to all shareholders for all other shares of that class or series and any other class or series into which they may be converted.

              Directors' Duties.    Under Minnesota law, a director shall discharge the duties of the position of director in good faith, in a manner the director reasonably believes to be in the best interests of the corporation, and with the care an ordinary prudent person in a like position would exercise under similar circumstances. In discharging his duties, a director may, in considering the best interests of the corporation, consider the interests of employees, customers, suppliers, creditors, the economy of the state and the nation, community and social considerations and the long-term and short-term interests of the corporation and the shareholders, including the possibility that these interests may be served by the continued independence of the corporation.

Rights Agreement

              On December 13, 2006, the Regis board of directors adopted a rights agreement. Set forth below is a summary of the material provisions in the rights agreement. The description and terms of the rights agreement set forth below is not complete and is qualified in its entirety by reference to the rights agreement, dated as of December 26, 2006 (as the same may be amended from time to time), between us and Wells Fargo Bank, N.A., as Rights Agent, and Amendment No. 1 to the rights agreement, dated as of October 29, 2008, each of which is filed as an exhibit to the registration statement of which this prospectus is a part. You are urged to read carefully the relevant provisions of the rights agreement.

              Exercisability of Rights.    Under the rights agreement, one right, referred to in this prospectus as a Regis right, attaches to each share of Regis common stock outstanding and, when exercisable, entitles the registered holder to purchase from Regis one one-thousandth of a share of Regis Series A Junior Participating Preferred Stock at an initial exercise price of $140.00, subject to customary anti-dilution adjustments. Each one one-thousandth of a share of Regis Series A Junior Participating Preferred Stock is intended to provide the economic terms (including as to voting rights, dividend rights and liquidation rights) as would be substantially equivalent to one share of Regis common stock.

              The Regis rights will not become exercisable until the earlier of:

  •
  such time as Regis learns that a person has become the beneficial owner of more than 15% of Regis common stock then outstanding, such person being referred to in this prospectus as an acquiring person; and

  •
  such date as may be designated by the Regis board of directors following the commencement of, or the first public disclosure of an intent to commence, a tender offer or exchange offer that would result in a person becoming the beneficial owner of more than 15% of Regis common stock then outstanding.

              "Flip In" Feature.    In the event a person becomes an acquiring person, each holder of a Regis right, except the acquiring person or its affiliates or associates, will have the right to acquire at the exercise price, upon exercise of each Regis right, a number of one one-thousandths of a share of Series A Junior Participating Preferred Stock equal to the number of shares of Regis common stock which at the time would have a market price of twice the exercise price.

              "Exchange" Feature.    At any time after a person becomes an acquiring person, but prior to a person becoming the beneficial owner of more than 50% of Regis common stock then outstanding, the Regis board of directors may, at its option, exchange all or some of the Regis rights, except for those held by the acquiring person or its affiliates or associates, for consideration per Regis right of one-half of the securities that would be issuable at such time upon the exercise of each right. Use of the exchange feature means that eligible Regis rights holders would not have to pay a purchase price before receiving shares of Regis common stock.

              "Flip Over" Feature.    In the event that, after a person becomes an acquiring person:

  •
  Regis merges into another entity;

  •
  another entity merges into Regis; or

  •
  Regis sells 50% or more of its assets or earning power,

each holder of a Regis right, except for the acquiring person or its affiliates or associates, will have the right to receive, upon exercise of the Regis right, instead of a number of one one-thousandths of a share of Series A Junior Participating Preferred Stock, shares of the acquiring company's common stock having a value equal to twice the exercise price of the Regis right.

              Redemption of Rights.    At any time prior to the earlier to occur of:

  •
  such time that a person has become an acquiring person; and

  •
  the tenth anniversary of the adoption of the rights agreement,

the Regis board of directors may redeem all of the Regis rights at a redemption price of $0.001 per right, subject to adjustment. The right to exercise the Regis rights will terminate upon redemption, and at that time, each holder of a Regis right will have the right to receive only the redemption price for each Regis right he or she holds.

              Amendment of Rights.    At any time before a person becomes an acquiring person the Regis board of directors, without the approval of the holders of the Regis rights, may amend the terms of the rights agreement. However, at any time after a person becomes an acquiring person, the Regis board of directors, without the approval of the holders of the Regis rights, may not amend the rights agreement in any manner that would adversely affect the interest of the holders of the Regis rights, excluding the interests of such acquiring person. On October 29, 2008, the Regis board of directors amended the rights agreement to expand the definition of "beneficial ownership" to clarify that a person will be deemed to beneficially own any securities that are the subject of certain derivative transactions.

              Anti-Takeover Effects.    The Regis rights have anti-takeover effects. Once the Regis rights have become exercisable, in most cases the Regis rights will cause substantial dilution to a person that attempts to acquire or merge with Regis. The Regis rights are designed to protect our interests and the interest of our shareholders against coercive takeover tactics and to encourage potential acquirors to negotiate with our board of directors before attempting a takeover. The Regis rights theoretically could, but are not intended to, deter takeover proposals that might be in the best interests of our shareholders.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

              The following is a summary of certain U.S. federal income tax consequences applicable to non-U.S. holders (as defined below) of the purchase, ownership and disposition of shares of our common stock. Except where noted, this summary deals only with shares of common stock that are held as a capital asset by a non-U.S. holder who purchases common stock in this offering. This summary, which is general information only and not an opinion or representation as to tax consequences, is based upon provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, administrative rulings and judicial decisions in effect as of the date of this prospectus, any of which may subsequently be changed, possibly retroactively, or interpreted differently by the Internal Revenue Service ("IRS") or a court, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income taxes related to the purchase, ownership and disposition of shares of our common stock and does not discuss any tax consequences under state, local or foreign tax laws, or any U.S. federal tax laws other than U.S. federal income tax laws. In addition, this summary does not deal with all tax consequences that may be relevant to holders subject to special rules, such as U.S. expatriates or former long-term residents, "controlled foreign corporations," "passive foreign investment companies" or partnerships or other pass-through entities (and persons holding shares of our common stock through a partnership or other pass-through entity).

              A "non-U.S. holder" means a person (other than an entity that is treated as a partnership for U.S. federal income tax purposes) that is not for U.S. federal income tax purposes any of the following:

  •
  an individual citizen or resident of the United States;

  •
  a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

  •
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

              If a partnership (or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you should consult your tax advisors.

              If you are considering the purchase of shares of our common stock, you should consult your own tax advisors concerning the particular U.S. federal, state, local, foreign and any other tax consequences to you of the ownership of the shares of our common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

              Dividends paid to a non-U.S. holder of shares of our common stock (to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes) generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

              A non-U.S. holder of shares of our common stock who wishes to claim the benefit of an applicable treaty rate for dividends will be required (a) to complete IRS Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person and is eligible for treaty benefits or (b) if shares of our common stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury Regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.

              A non-U.S. holder of shares of our common stock may obtain a credit against such non-U.S. holder's U.S. federal income tax liability, and a refund of any excess amounts withheld, provided the required information is timely furnished to the IRS.

Gain on Disposition of Shares of our Common Stock

              Any gain realized on the sale, exchange or other taxable disposition of shares of our common stock generally will not be subject to U.S. federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment or fixed base of the non-U.S. holder);

  •
  the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period preceding such disposition and the non-U.S. holder's holding period in the shares of our common stock; provided, that so long as our common stock is regularly traded on an established securities market, generally a non-U.S. holder would be subject to taxation (i) with respect to a taxable disposition of shares of our common stock, only if at any time during that five-year or shorter period it owned more than 5% of that class of stock. We believe we are not and do not anticipate becoming a "United States real property holding corporation" for U.S. federal income tax purposes.

              A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale as if the non-U.S. holder were a United States person. In addition, if a non-U.S. holder that is a corporation falls under the first bullet point immediately above, it may be subject to an additional branch profits tax at a 30% rate or at such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States.

Information Reporting and Backup Withholding

              Generally, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the amount of tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

              In general, a non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person), or such holder otherwise establishes an exemption.

              Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of shares of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) who is not an exempt recipient, or such non-U.S. holder otherwise establishes an exemption.

              Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS. Non-U.S. holders should consult their tax advisors regarding the application of backup withholding in their particular situation, the availability of an exemption from backup withholding and the procedure for obtaining such an exemption, if available.

 UNDERWRITING

              Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters named below, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	7,015,000
Credit Suisse Securities (USA) LLC	4,485,000

Total	11,500,000

              Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

              The underwriters have advised us that they propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.32 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price	$12.37	$142,255,000	$163,593,250
Underwriting discount	$0.5411	$6,222,650	$7,156,047
Proceeds, before expenses, to Regis	$11.8289	$136,032,350	$156,437,203

              The expenses of the offering, not including the underwriting discount, are estimated at $250,000 and are payable by us. The underwriters have agreed to reimburse us certain of our expenses incurred in connection with this offering.

Overallotment Option

              We have granted an option to the underwriters to purchase up to 1,725,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for

30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

              We and our executive officers and directors have agreed, with certain limited exceptions, that we and they will not, for a period of 90 days after the date of this prospectus, without first obtaining the written consent of the underwriters, directly or indirectly

  •
  offer, pledge, sell or contract to sell any common stock,

  •
  sell any option or contract to purchase any common stock,

  •
  purchase any option or contract to sell any common stock,

  •
  grant any option, right or warrant to purchase any common stock,

  •
  otherwise dispose of or transfer any common stock,

  •
  request or demand that we file a registration statement related to any common stock, or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              This lock-up provision applies to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

New York Stock Exchange

              The shares are listed on the New York Stock Exchange under the symbol "RGS".

Price Stabilization, Short Positions

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing shares of our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

              Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of shares of our common stock or preventing or retarding a decline in the market price of shares of our common stock. As a result, the price of shares of our common stock may be higher than the price that might otherwise exist in the open market.

              Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of shares of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

              In connection with the offering, certain of the underwriters or securities dealers may distribute this prospectus by electronic means, such as e-mail. In addition, Merrill Lynch may facilitate Internet distribution for this offering to certain of its Internet subscription customers. Merrill Lynch may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on the Internet web site maintained by Merrill Lynch. No information on the Merrill Lynch web site is a part of this prospectus.

Other Relationships

              The underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

              Bank of America, N.A. ("BANA") and Banc of America Securities LLC ("BAS"), affiliates of Merrill Lynch, are, respectively, the syndication agent and an arranger under our revolving credit facility and term loan facility under which BANA is a lender. In addition, BAS assisted us in negotiating the reduction of the make-whole premium payable on the notes to be repurchased as described under "Use of Proceeds" and, in connection with this, will receive a customary fee.

Notice to Prospective Investors in the EEA

              In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State") an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

    (a)
    to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

    (b)
    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

    (c)
    by the underwriters to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

    (d)
    in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

              For the purposes of this provision, and your representation below, the expression an "offer to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

              Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

    (a)
    it is a "qualified investor" within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

    (b)
    in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than "qualified investors" (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

              This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

              This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

              The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Faegre & Benson LLP, Minneapolis, Minnesota with respect to Minnesota law. Certain other legal matters in connection with the offering will be passed upon for us by O'Melveny & Myers LLP, New York, New York. The underwriters have been represented by Sidley Austin LLP, New York, New York.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

              The audited consolidated financial statements and management's assessment of the effectiveness of internal control over financial reporting (which is included in Management's Report on Internal Control over Financial Reporting) incorporated in this prospectus by reference to the Current Report on Form 8-K filed on July 6, 2009 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

              We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our SEC filings are also accessible through the Internet at the SEC's website at http://www.sec.gov and on our website at http://www.regiscorp.com. None of the information appearing on our website is incorporated by reference in this prospectus or otherwise forms a part of this prospectus.

INCORPORATION BY REFERENCE

              The SEC allows us to "incorporate by reference" into this prospectus the information in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will update and supersede this information. We have elected to provide the information regarding us and our business by reference to reports we regularly file with the SEC. We incorporate by reference the following documents, other than any portion of the following documents that has been furnished under Item 2.02 or Item 7.01 of any Current Report on Form 8-K:

  •
  Our 2008 Annual Report on Form 10-K for the year ended June 30, 2008, filed on August 29, 2008;

  •
  The information contained in our Proxy Statement dated September 9, 2008 for our Annual Meeting of Shareholders held on October 23, 2008;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended September 30, 2008, December 31, 2008 and March 31, 2009, filed on November 10, 2008, February 9, 2009, and May 11, 2009, respectively;

  •
  Our Current Reports on Form 8-K filed on July 11, 2008, August 25, 2008, October 29, 2008, December 31, 2008, January 27, 2009, February 20, 2009, April 23, 2009 and July 6, 2009;

  •
  Our Registration Statements on Form 8-A, dated May 7, 1991, March 14, 2003 and December 26, 2006 and Amendment No. 1 thereto dated October 29, 2008; and

  •
  All other documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus.

              The information incorporated by reference is an important part of this prospectus. Any statement contained in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

              The documents incorporated by reference into this prospectus are also available from us upon request. We will provide a copy of any and all of the information that is incorporated by reference into this prospectus to any person by first-class mail, without charge, upon written or oral request.

              Requests for documents should be directed to:

Regis Corporation
Investor Relations Department
7201 Metro Boulevard
Edina, Minnesota 59439
(952) 947-7777

11,500,000 Shares

Regis Corporation

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Credit Suisse

July 8, 2009